American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share data)
Unaudited

		June 30	
ASSETS		2008	2007
Cash and due from banks	$	20,082 $	21,735
Interest-bearing deposits in other banks		8,265	17,053
Securities available for sale, at fair value		136,632	121,083
Securities held to maturity		9,828	13,148
Total securities		146,460	134,231
Loans held for sale		2,200	2,306
Loans, net of unearned income		568,830	551,744
Less allowance for loan losses		(7,932)	(7,493)
Net Loans		560,898	544,251
Premises and equipment, net		13,659	12,899
Goodwill		22,468	22,468
Core deposit intangibles, net		2,264	2,641
Accrued interest receivable and other assets		14,399	13,553
Total assets	$	790,695 $	771,137
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Demand deposits -- noninterest-bearing	$	98,005 $	107,206
Demand deposits -- interest-bearing		105,809	110,482
Money market deposits		52,772	50,749
Savings deposits		61,469	66,948
Time deposits		251,189	260,359
Total deposits		569,244	595,744
Repurchase agreements		57,973	43,615
FHLB borrowings		37,488	10,012
Trust preferred capital notes		20,619	20,619
Accrued interest payable and other liabilities		3,475	3,898
Total liabilities		688,799	673,888
Shareholders' equity:			
Common stock, $1 par, 10,000,000 shares authorized,			
6,097,862 shares outstanding at June 30, 2008 and			
6,145,617 shares outstanding at June 30, 2007		6,098	6,146
Capital in excess of par value		26,463	26,422
Retained earnings		70,233	67,122
Accumulated other comprehensive income (loss), net		(898)	(2,441)
Total shareholders' equity		101,896	97,249
Total liabilities and shareholders' equity	$	790,695 $	771,137

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

	Three Months Ended June 30		Six Months Ended June 30	
	2008	2007	2008	2007
Interest and Dividend Income:				
Interest and fees on loans	$ 8,987	$ 10,408	$ 18,431	$ 20,487
Interest and dividends on securities:				
Taxable	1,234	1,028	2,465	2,164
Tax-exempt	420	420	852	843
Dividends	73	82	150	171
Other interest income	74	168	150	339
Total interest and dividend income	10,788	12,106	22,048	24,004
Interest Expense:				
Interest on deposits	3,116	3,860	6,698	7,643
Interest on repurchase agreements	339	449	790	875
Interest on other borrowings	259	170	418	376
Interest on trust preferred capital notes	344	344	687	687
Total interest expense	4,058	4,823	8,593	9,581
Net Interest Income	6,730	7,283	13,455	14,423
Provision for loan losses	600	-	740	303
Net Interest Income After Provision for Loan Losses	6,130	7,283	12,715	14,120
Noninterest Income:				
Trust fees	916	924	1,796	1,803
Service charges on deposit accounts	601	625	1,166	1,247
Other fees and commissions	226	198	429	398
Mortgage banking income	200	329	395	519
Brokerage fees	101	159	244	248
Securities gains (losses), net	(138)	64	(108)	89
Impairment of securities	(255)	-	(255)	-
Other	190	132	309	339
Total noninterest income	1,841	2,431	3,976	4,643
Noninterest Expense:				
Salaries	2,481	2,514	4,950	4,904
Employee benefits	777	737	1,524	1,385
Occupancy and equipment	928	850	1,894	1,679
Bank franchise tax	173	165	350	333
Core deposit intangible amortization	95	95	189	189
Other	1,189	1,087	2,185	2,128
Total noninterest expense	5,643	5,448	11,092	10,618
Income Before Income Taxes	2,328	4,266	5,599	8,145
Income Taxes	519	1,235	1,485	2,410
Net Income	$ 1,809	$ 3,031	$ 4,114	$ 5,735
Net Income Per Common Share:				
Basic	$ 0.30	$ 0.49	$ 0.67	$ 0.93
Diluted	$ 0.30	$ 0.49	$ 0.67	$ 0.93
Average Common Shares Outstanding:				
Basic	6,098,184	6,150,216	6,103,008	6,153,496
Diluted	6,108,536	6,177,165	6,114,911	6,181,107

Financial Highlights
American National Bankshares Inc. and Subsidiaries
(Dollars in thousands, except share data, unaudited)

	2nd Qtr 2008		1st Qtr 2008		2nd Qtr 2007		YTD 2008		YTD 2007
EARNINGS									
Interest income	$ 10,788	$	11,260	$	12,106	$	22,048	$	24,004
Interest expense	4,058		4,535		4,823		8,593		9,581
Net interest income	6,730		6,725		7,283		13,455		14,423
Provision for loan losses	600		140		-		740		303
Noninterest income	1,841		2,135		2,431		3,976		4,643
Noninterest expense	5,643		5,449		5,448		11,092		10,618
Income taxes	519		966		1,235		1,485		2,410
Net income	1,809		2,305		3,031		4,114		5,735
PER COMMON SHARE									
Earnings per share - basic	$ 0.30	$	0.38	$	0.49	$	0.67	$	0.93
Earnings per share - diluted	0.30		0.38		0.49		0.67		0.93
Cash dividends declared	0.23		0.23		0.23		0.46		0.45
Book value per share	16.71		16.86		15.82		16.71		15.82
Book value per share - tangible (a)	12.65		12.79		11.74		12.65		11.74
Closing market price	18.25		21.26		22.50		18.25		22.50
FINANCIAL RATIOS									
Return on average assets	0.92 %		1.18 %		1.57 %		1.05 %		1.48%
Return on average equity	7.06		9.01		12.47		8.03		11.89
Return on average tangible equity (b)	9.69		12.24		17.20		10.96		16.47
Average equity to average assets	12.99		13.12		12.61		13.05		12.45
Net interest margin, taxable equivalent	3.83		3.88		4.26		3.86		4.19
Efficiency ratio	61.40		60.09		55.18		60.75		54.65
Effective tax rate	22.29		29.53		28.95		26.52		29.59
PERIOD END BALANCES									
Securities	$ 146,460	$	160,675	$	134,231	$	146,460	$	134,231
Loans held for sale	2,200		1,681		2,306		2,200		2,306
Loans, net of unearned income	568,830		554,667		551,744		568,830		551,744
Goodwill and other intangibles	24,732		24,826		25,109		24,732		25,109
Assets	790,695		785,049		771,137		790,695		771,137
Assets - tangible (a)	765,963		760,223		746,028		765,963		746,028
Deposits	569,244		581,539		595,744		569,244		595,744
Repurchase agreements	57,973		58,179		43,615		57,973		43,615
Borrowings	58,107		36,744		30,631		58,107		30,631
Shareholders' equity	101,896		102,873		97,249		101,896		97,249
Shareholders' equity - tangible (a)	77,164		78,047		72,140		77,164		72,140
AVERAGE BALANCES									
Securities	$ 150,247	$	151,699	$	143,106	$	150,973	$	150,004
Loans held for sale	2,206		1,614		2,890		1,910		2,113
Loans, net of unearned income	564,769		553,971		547,420		559,370		545,140
Interest-earning assets	725,789		717,508		706,285		721,741		710,321
Goodwill and other intangibles	24,785		24,864		25,146		24,825		25,193
Assets	789,412		780,204		770,710		784,772		774,667
Assets - tangible (a)	764,627		755,340		745,564		759,947		749,474
Interest-bearing deposits	476,207		486,198		487,322		481,203		490,546
Deposits	576,167		583,410		588,346		579,789		591,723
Repurchase agreements	53,535		54,624		46,032		54,079		46,142
Borrowings	52,012		33,870		33,884		42,941		35,294
Shareholders' equity	102,511		102,342		97,183		102,410		96,434
Shareholders' equity - tangible (a)	77,726		77,478		72,037		77,585		71,241
CAPITAL									
Average shares outstanding - basic	6,098,184		6,107,832		6,150,216		6,103,008		6,153,496
Average shares outstanding - diluted	6,108,536		6,121,285		6,177,165		6,114,911		6,181,107
Shares repurchased	2,400		28,800		12,700		31,200		24,300
Average price of shares repurchased	$ 21.43	$	20.80	$	22.66	$	20.85	$	22.89

Financial Highlights
American National Bankshares Inc. and Subsidiaries
(Dollars in thousands, except per sahre data, unaudited)

	2nd Qtr 2008		1st Qtr 2008		2nd Qtr 2007		YTD 2008		YTD 2007
LOANS									
Construction and land development	$ **66,740**	$	72,001	$	73,596	$ **66,740**	$	73,596
Commercial real estate	**201,102**		198,698		196,426	**201,102**		196,426
Residential real estate	**140,024**		138,384		129,032	**140,024**		129,032
Home equity	**52,773**		48,958		48,136	**52,773**		48,136
Commercial and industrial	**99,603**		87,199		93,763	**99,603**		93,763
Consumer	**8,588**		9,427		10,791	**8,588**		10,791
Total	$ **568,830**	$	554,667	$	551,744	$ **568,830**	$	551,744
ALLOWANCE FOR LOAN LOSSES									
Beginning balance	$ **7,425**	$	7,395	$	7,590	$ **7,395**	$	7,264
Provision for loan losses	**600**		140		-	**740**		303
Charge-offs	**(203)**		(170)		(155)	**(373)**		(204)
Recoveries	**110**		60		58	**170**		130
Ending balance	$ **7,932**	$	7,425	$	7,493	$ **7,932**	$	7,493
NONPERFORMING ASSETS AT PERIOD-END									
Nonperforming loans:									
90 days past due	$ **172**	$	-	$	-	$ **172**	$	-
Nonaccrual	**6,216**		2,772		3,192	**6,216**		3,192
Foreclosed real estate	**558**		550		85	**558**		85
Nonperforming assets	$ **6,946**	$	3,322	$	3,277	$ **6,946**	$	3,277
ASSET QUALITY RATIOS									
Net chargeoffs (recveries) to average loans	**0.07** %		0.08 %		0.07 %	**0.07** %		0.03%
Nonperfomring assets to total assets (c)	**0.88**		0.42		0.42	**0.88**		0.42
Nonperforming loans to total loans (c)	**1.12**		0.50		0.58	**1.12**		0.58
Allowance for loan losses to total loans (c)	**1.39**		1.34		1.36	**1.39**		1.36
Allowance for loan losses to nonperforming loans (c)	**1.24** X		2.68 X		2.35 X	**1.24** X		2.35 X
OTHER DATA									
Fiduciary assets at period-end (d)	$ **377,008**	$	386,375	$	406,135	$ **377,008**	$	406,135
Retail brokerage assets at period-end (d)	$ **94,472**	$	89,927	$	89,684	$ **94,472**	$	89,684
Number full time-time equivalent employees	**261**		258		257	**261**		257
Number of full sevice offices	**20**		19		19	**20**		19
Number of loan production offices	**1**		1		1	**1**		1
Number of ATM's	**23**		23		23	**23**		23

Notes:
 (a) - Excludes goodwill and other intangible assets
 (b) - Excludes amortization expense, net of tax, of intangible assets
 (c) - Balance sheet amounts used in calculations are based on period-end balances
 (d) - Market value

Net Interest Income Analysis
For the Three Months Ended June 30, 2008 and 2007
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2008	2007	2008	2007	2008	2007
Loans:						
Commercial	$ 90,648	$ 91,852	$ 1,342	$ 1,819	5.92%	7.92%
Real estate	467,424	448,024	7,468	8,364	6.39	7.47
Consumer	8,903	10,434	197	247	8.85	9.47
Total loans	566,975	550,310	9,007	10,430	6.35	7.58
Securities:						
Federal agencies	45,708	68,991	551	748	4.82	4.34
Mortgage-backed & CMO's	50,357	20,501	642	247	5.10	4.82
State and municipal	47,201	45,623	652	628	5.53	5.51
Other	6,981	7,991	90	116	5.16	5.81
Total securities	150,247	143,106	1,935	1,739	5.15	4.86
Deposits in other banks	8,567	12,869	74	168	3.46	5.22
Total interest-earning assets	725,789	706,285	11,016	12,337	6.07	6.99
Non-earning assets	63,623	64,425				
Total assets	$ 789,412	$ 770,710				
Deposits:						
Demand	$ 107,154	$ 111,064	160	416	0.60	1.50
Money market	51,124	52,279	239	356	1.87	2.72
Savings	62,648	67,716	84	230	0.54	1.36
Time	255,281	256,263	2,633	2,858	4.13	4.46
Total deposits	476,207	487,322	3,116	3,860	2.62	3.17
Repurchase agreements	53,535	46,032	339	449	2.53	3.90
Other borrowings	52,012	33,884	603	514	4.64	6.07
Total interest-bearing liabilities	581,754	567,238	4,058	4,823	2.79	3.40
Noninterest bearing demand deposits	99,960	101,024				
Other liabilities	5,187	5,265				
Shareholders' equity	102,511	97,183				
Total liabilities and shareholders' equity	$ 789,412	$ 770,710				
Interest rate spread					3.28%	3.59%
Net interest margin					3.83%	4.26%
Net interest income (taxable equivalent basis)			6,958	7,514		
Less: Taxable equivalent adjustment			228	231		
Net interest income			$ 6,730	$ 7,283		

Net Interest Income Analysis
For the Six Months Ended June 30, 2008 and 2007
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2008	2007	2008	2007	2008	2007
Loans:						
Commercial	$ 88,140	$ 90,415	$ 2,796	$ 3,512	6.34%	7.77%
Real estate	463,927	446,448	15,257	16,529	6.58	7.40
Consumer	9,213	10,390	414	489	8.99	9.41
Total loans	561,280	547,253	18,467	20,530	6.58	7.50
Securities:						
Federal agencies	47,886	75,587	1,148	1,605	4.79	4.25
Mortgage-backed & CMO's	48,881	20,253	1,245	488	5.09	4.82
State and municipal	47,524	45,792	1,308	1,262	5.50	5.51
Other	6,682	8,372	189	245	5.66	5.85
Total securities	150,973	150,004	3,890	3,600	5.15	4.80
Deposits in other banks	9,488	13,064	150	339	3.16	5.19
Total interest-earning assets	721,741	710,321	22,507	24,469	6.24	6.89
Non-earning assets	63,031	64,346				
Total assets	$ 784,772	$ 774,667				
Deposits:						
Demand	$ 107,574	$ 110,592	385	840	0.72	1.52
Money market	51,222	52,210	533	705	2.08	2.70
Savings	62,916	68,318	200	465	0.64	1.36
Time	259,491	259,426	5,580	5,633	4.30	4.34
Total deposits	481,203	490,546	6,698	7,643	2.78	3.12
Repurchase agreements	54,079	46,142	790	875	2.92	3.79
Other borrowings	42,941	35,294	1,105	1,063	5.15	6.02
Total interest-bearing liabilities	578,223	571,982	8,593	9,581	2.97	3.35
Noninterest bearing demand deposits	98,586	101,177				
Other liabilities	5,553	5,074				
Shareholders' equity	102,410	96,434				
Total liabilities and shareholders' equity	$ 784,772	$ 774,667				
Interest rate spread					3.27%	3.54%
Net interest margin					3.86%	4.19%
Net interest income (taxable equivalent basis)			13,914	14,888		
Less: Taxable equivalent adjustment			459	465		
Net interest income			$ 13,455	$ 14,423		